VIA EDGAR

January 4, 2012

Mr. Craig D. Wilson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 9, 2011
File No. 000-27385

Dear Mr. Wilson:

        Interactive Intelligence Group, Inc. (the "Company") is in receipt of the comment letter dated December 19, 2011 (the "Comment Letter") from the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC"). Per a telephone discussion between Ryan Rohn of the SEC, our outside auditors and our outside counsel, we hereby respectfully notify the SEC of the Company's intent to respond to the Comment Letter on or before January 9, 2012.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosures

cc:	Ryan Rohn